Form 51-102F3

Material Change Report

1.        Name and Address of Company

Atna Resources Ltd.
510 – 510 Burrard Street
Vancouver, British Columbia
V6C 3A8

2.         Date of Material Change

October 26, 2004

3.         News Release

The date of issuance of the news release was October 26, 2004.

The news release was disseminated through Infolink and was filed with the applicable regulatory authorities in Canada via SEDAR.

4.         Summary of Material Change

Atna Resources Ltd. (“Atna”) has completed the sale to Expatriate Resources Ltd. (“Expatriate”) of its 39.4% minority interest in the Wolverine Joint Venture in the Yukon Territory. Atna received payment of $1,000,000 cash, the second and final installment of a total payment of $2,000,000. Atna also received 10,000,000 common shares (the “Shares”) and 5,000,000 common share purchase warrants (the “Warrants”) in Expatriate, which were released from escrow at closing. Atna retains a royalty on smelter proceeds from the sale of precious metals, which is indexed to the price of silver: 4% at a silver price of $5.00 per ounce, increasing to 10% at $7.50 silver.

5.         Full Description of Material Change

Atna has completed the sale to Expatriate of its 39.4% minority interest in the Wolverine Joint Venture in the Yukon Territory. Atna received payment of $1,000,000 cash, the second and final installment of a total payment of $2,000,000. Atna also received the Shares and the Warrants, which were released from escrow at closing. Each Warrant entitles Atna to purchase one common share of Expatriate at a price of $0.32 for each whole Warrant until June 16, 2006. Atna retains a royalty on smelter proceeds from the sale of precious metals, which is indexed to the price of silver: 4% at a silver price of $5.00 per ounce, increasing to 10% at $7.50 silver.

The Wolverine deposit is a silver rich massive sulphide deposit with significant values in zinc, copper, lead, and gold located in the southern Yukon Territory. Expatriate is expected to proceed with an underground exploration program to establish the feasibility of placing the property into commercial production. Atna retains a significant interest in the project through share ownership in Expatriate and through the royalty on silver and gold production. Cash proceeds from the sale will be used to further Atna’s gold exploration activities in Nevada where it is exploring the Pinson gold property and a portfolio of other gold interests.

6.         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.         Omitted Information

N/A

8.         Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or the name of an officer through whom such executive officer may be contacted is as follows:

Name: David H. Watkins, President
Bus. Tel: (604) 684-2285

9.         Date of Report

Dated at Vancouver, British Columbia, this 4th day of November, 2004.

/s/ Teresa Cheng
____________________________________________
Teresa Cheng
Corporate Secretary & C.F.O.